For period ending 06-30-99
File Number 811 - 4925


77(C) Matters submitted to a vote of security holders.



a.    Special meeting of shareholders - April 26, 1999



b.    Matter voted on and number of affirmative/negative votes:

Approval of an Agreement and Plan of Reorganization and Liquidation (the "Plan") and the transactions contemplated in the Plan to reorganize the Fund into Ariston Convertible Securities Fund, a newly-created series of AmeriPrime Funds and to subsequently dissolve the Fund.:

      Votes:    For               Against        Abstain
                425,170           5,109          2,162